UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 25, 2004

                        Commission File Number 001-12510

                                   ROYAL AHOLD
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No  X
                               ---                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ----------------.

     On May 25, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company has posted its response to the Association of Dutch Stockholders and other petitioners' request for an inquiry on its website. A copy of this press release is attached hereto as
Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      KONINKLIJKE AHOLD N.V.

                                         /s/ H.R. Ryopponen
                                      ---------------------------
Date: May 26, 2004                    By:     H.R. Ryopponen
                                      Title:  Executive Vice President and CFO

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Royal Ahold press release dated May 25, 2004, announcing the Company's posting of its response to the Association of Dutch Stockholders and other petitioners' request for an inquiry on its website.